SECURITIES AND EXCHANGE COMMSSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )

                            Daugherty Resources Inc.
                     (Formerly Alaska Apollo Resources Inc.)

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                                (Name of Issuer)

                           Common Shares, no par value

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                         (Title of class of securities)

                                   238215 10 7
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                                 (CUSIP number)

                              Exergon Capital S.A.
                            Attention: Dr. Urs Trepp
                              Muhlebachstrasse 174
                               Zurich Switzerland

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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 October 1, 1999

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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 1(b) (3) or (4) check the following box __.

         Check the following box if a fee is being paid which the statement (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)___.

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise, subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

_______________________________________________________________________________

CUSIP No.  238215 10 7            SCHEDULE 13D              Page 2 of 7 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Exergon Capital S.A.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Panama
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       187,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       187,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       187,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO.
______________________________________________________________________________
*See Instructions Before Filling Out

_______________________________________________________________________________

CUSIP No.  238215 10 7            SCHEDULE 13D              Page 3 of 7 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Urs Trepp
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                Panama
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       187,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       -0-
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       187,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       -0-
_______________|_____|________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       187,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.2%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                IN.
______________________________________________________________________________
*See Instructions Before Filling Out

CUSIP No.  238215 10 7            SCHEDULE 13D              Page 4 of 7 Pages




ITEM 1.  SECURITY AND ISSUER

Common Stock no par value

Daugherty Resources Inc. ("Daugherty Resources")
131 Prosperous Place - Suite 17A
Lexington, Kentucky  40509-1800


ITEM 2.           IDENTITY AND BACKGROUND

(a)               Name:             Exergon Capital S.A. ("Exergon")

(b)               Business          Muhlebachstrasse 174
                  Address:          Zurich 8034
                                    Switzerland

(c) The principal business of Exergon is investing in and holding securities. The address of Exergon's principal business is the address given in Item (2)(b) above.

(d) During the past five years Exergon has not been convicted in a criminal proceeding excluding traffic violations and similar misdemeanors.

(e) During the past five years Exergon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding was or is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state security laws, or (ii) finding any violations with respect to such laws.

(f)               Exergon is a Panamanian Corporation.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The disposition of 13,000 shares of Daugherty Resources was made on October 1, 1999, at a price of $2.31 per share for a total consideration of $30,000.


ITEM 4.           PURPOSE OF TRANSACTION.

                  Exergon sold the securities in the ordinary course of its business.

CUSIP No.  238215 10 7            SCHEDULE 13D              Page 5 of 7 Pages





ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

(a) Exergon owns 87,000 shares of the common stock no par value and 100,000 warrants to acquire an additional 100,000 shares of common stock of the Issuer named in Item (1) above at a price of $0.625 per share.

(b) Exergon has sole voting power and sole dispositive power with respect to such 87,000 shares of common stock of Daugherty Resources.

(c)               Not Applicable.

(d)               Dr. Urs Trepp is the president and sole officer of Exergon.

(e)               Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Exergon is not a party to any contracts, arrangements, understandings, or relationships with respect to securities of Daugherty Resources.

CUSIP No.  238215 10 7            SCHEDULE 13D              Page 6 of 7 Pages




ITEMS 2-6 INCLUSIVE FOR DR. URS TREPP


ITEM 2.  IDENTITY AND BACKGROUND

(a)               Name:             Dr. Urs. Trepp

(b)               Business          Muhlebachstrasse 174
                  Address:          Zurich 8034
                                    Switzerland

(c)               Dr. Urs Trepp is a lawyer, which is his principal occupation.
                  Dr. Trepp is the sole shareholder, sole director, president treasurer and secretary of Exergon.

(d) During the past five years Dr. Trepp has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors.)

(e) During the past five years Dr. Trepp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (i) as a result of which proceeding was or is a subject of a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or any violation with respect to such laws, or (ii) finding any violations with respect to such laws.

(f)               Swiss citizen.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

                  The disposition of 13,000 shares of Daugherty Resources was made on October 1, 1999, at a price of $2.31 per share for a total consideration of $30,000.


ITEM 4.           PURPOSE OF TRANSACTION.

                  Exergon sold the securities in the ordinary course of its business.


ITEM 5.           INTEREST IN THE SECURITIES OF THE ISSUER.

(a) Exergon owns 87,000 shares of the Common Stock no par value and 100,000 warrants to acquire 100,000 additional shares of stock of the Issuer at a price of $0.625 per share.

CUSIP No.  238215 10 7            SCHEDULE 13D              Page 7 of 7 Pages



(b) Exergon has sole voting power and sole dispositive power with respect to such holdings of 87,000 shares.

(c)               Not Applicable.

(d) Exergon is controlled by Dr. Urs Trepp its, sole director, president, treasurer, and secretary.

(e)               Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Dr. Trepp is not a party to any contracts, arrangements, understandings, or relationships with respect to securities of Daugherty Resources.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:             October 15, 1999

Exergon Capital S.A.


/s/ Dr. Urs. Trepp, President
-----------------------------
By:  Dr. Urs Trepp, President


/s/  Dr. Urs Trepp
-----------------------------
Dr. Urs Trepp